Mail Stop 3561

August 26, 2008

James F. McCann
Chief Executive Officer
1-800-FLOWERS.COM, Inc.
One Old Country Road
Carle Place, NY 11514

> **Re:** **1-800 Flowers.com, Inc.**
> **Form 10-K for the fiscal year ended July 1, 2007**
> **Filed September 13, 2007**
> **File No. 0-26841**

Dear Mr. McCann:

We have completed our review of your Form 10-K and related filings and have no further comment at this time.

Sincerely,

H. Christopher Owings
Assistant Director